

Mail Stop 3030

July 17, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

    Re: **Bloom Energy Corporation**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed July 9, 2018
                File No. 333-225571

Dear Mr. Sridhar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Related Party Transactions, page 179

1.   From your disclosure in footnote 3 to the table on page 184, it is unclear whether you have disclosed the extent to which each related person as defined by Regulation S-K Item 404 is a party to the voting agreement. Please revise or advise.

Description of Capital Stock, page 187

2.   Please disclose the vote required by Article VI of exhibit 3.1.

Exhibit 3.2

3.   Please address the second paragraph of Article XI in an appropriate section of your prospectus.

Exhibit 5.1

4.   Please tell us how the first two assumptions in the last paragraph on page 1 are relevant to the opinion cited in that paragraph. Also tell us why it is necessary and appropriate for counsel to assume that the registration will apply to the offered shares.

5.   Please tell us how "the resolutions adopted by the Board" differ from the information in the Registration Statement and the Prospectus. If the resolutions do not differ from your Registration Statement disclosure, it is unclear why the condition regarding the resolutions is necessary given that the opinion is also conditioned on the securities being sold and delivered in the manner and for the consideration stated in the Registration Statement and the Prospectus.

Exhibit 10.27

6.   We note your response to prior comment 5; however, this exhibit appears to be missing Annex I. Please file this missing annex.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
        Fenwick & West LLP